SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: May 25, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

Press release of May 25, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 25, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 25, 2004

IVANHOE MINES SECURES BUSINESS LICENCES TO ADVANCE
GOLD-COPPER JOINT VENTURES IN INNER MONGOLIA, CHINA

BEIJING, CHINA — Ivanhoe Mines’ Chairman Robert Friedland and Executive Vice-President, Exploration, Douglas Kirwin announced today that the company has obtained business licences for its new joint ventures with the Bureau of Geology and Minerals Exploration and Development of Inner Mongolia (the Bureau) and with Inner Mongolia Huayu Geology and Minerals Exploration Co. Ltd. (Huayu).

The business licences provide for legal establishment of the two joint ventures and provide each joint venture with the right to engage in the exploration, mining and processing of gold, copper, silver and other minerals in Inner Mongolia, an autonomous region in northern China.

“This is an important step in our overall strategy to become a leading mineral exploration and development company in northern China,” Mr. Friedland said. “Inner Mongolia shares similar geology to the South Gobi region of Mongolia, where our Oyu Tolgoi discovery is located. Our initial exploration work has confirmed Inner Mongolia’s potential to offer similar opportunities for important copper and gold discoveries.”

Ivanhoe entered into joint venture agreements with the Bureau and with Huayu in 2003. The joint ventures give Ivanhoe the right to earn an 80% interest in exploration and mining licences that cover a combined 1,230 square kilometres in Inner Mongolia — and include the Oblaga Mine, currently a small-scale, porphyry-related copper-gold mine operated by local Chinese miners.

Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project in Mongolia and holds exploration rights covering approximately 111,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN and on the NASDAQ under the symbol HUGO.

Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755   Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and Australian securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other important factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada, Australia and the United States.